3/22

895021

04035589

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ____________________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: __________

(03/94)

European Bank
for Reconstruction and Development

83-6

Office of International Corporate Finance
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

04 March 2004

Dear Sir,

I have pleasure in enclosing for your records two copies of the income statement and balance sheet of the European Bank for Reconstruction and Development for the year ended 31 December 2003 and the associated press release.

Copies of the annual report, including the audited financial statements, will be sent to you on their release in April.

Yours faithfully,

Nigel P. Kerby

Nigel P. Kerby
Director, Accounting, Reporting and Financial Control

Enc.

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 Telex: 8812161 EBRD L G Web site: www.ebrd.com

European Bank
for Reconstruction and Development

EMBARGOED FOR RELEASE AT
14:30 (GMT) THURSDAY 4 MARCH 2004

Contact: Jeff Hiday
Tel: +44 20 7338 7805
Email: HidayJ@ebrd.com

EBRD invests €3.7 billion in record 119 projects in 2003

The EBRD committed €3.7 billion and disbursed €2.1 billion in 2003, signing 119 projects, more than ever before, in every country from central Europe to central Asia and in virtually every sector. In a region that outperformed the rest of the world for the third straight year, the Bank saw investors' interest surge. New projects ranged from aircraft manufacturing in Russia to traffic management in Lithuania, from a bank privatisation in Romania to an upgrade of the phone network in Kazakhstan.

The pace of investment met the Bank's targets and would have topped last year's record €3.9 billion but for the weakening against the euro of the US dollar, in which many investments are denominated. For the same reason the value of disbursements would have been €2.3 billion, near the previous year's level.

It was the EBRD's most successful year ever in terms of attracting commercial co-finance. Financial institutions invested €2.7 billion alongside the EBRD, exceeding by 30 per cent the record set in 2001. Net cumulative business volume – all committed loans, equity and other investments over the past 13 years – rose to €22.7 billion from €21.6 billion. Combined with funds from outside investors, the Bank has mobilised financing commitments with a total project value of €69 billion.

Business was strong in Russia and in the early and intermediate transition countries of central Asia, southern and eastern Europe and the Caucasus, reflecting the Bank's continuing efforts to extend its operations further east and south.

The Bank's net profit after provisions rose to €378.2 million from €108.1 million in 2002, principally because of strong returns from the equity and treasury portfolios, lower administrative expenses, and sharply reduced provisions against possible losses. Steven Kaempfer, Vice President, Finance, said the Bank's business has remained robust, reflecting the strength of the region's economic performance and financial markets. He said the Bank's pipeline of potential new projects is strong and the Bank has budgeted for a solid but lower level of profitability in 2004. However, Mr Kaempfer added, the results will be vulnerable to the sustainability of the recovery in the global economic environment and in the financial markets.

Net profit on the sale of share investments rose to €155.9 million from €140 million a year ago, while dividend income from the equity portfolio rose to €52.2 million from €35.9 million, contributing to an operating profit from Banking activities before provisioning charges of €328.4 million (2002: €284.7 million). Treasury activities achieved an operating profit before provisioning charges and adjustment for non-qualifying hedges of €60.3 million (2002: €48.3 million). Expenses fell by 8 per cent, reflecting effective cost controls and a credit relating to the surrender of a sublease at the Bank's headquarters building. Successful work-outs and less-than-anticipated new provisions resulted in a provisioning charge against banking assets of €16.5 million (2002: €103.0 million) and a charge of €5.4 million (2002: €83.6 million) for provisions against treasury assets.

The results include a €10.3 million credit (2002: charge of €38.3 million) for non-qualifying hedges required under IAS 39. Excluding this impact and the provisioning charge, the Bank's operating profit was €389.6 million, compared with €333 million in 2002. At 31 December 2003 the EBRD had authorised capital of €20 billion and paid-in capital and reserves of €6.2 billion.

Number: 28/2004

Financial highlights

€ million – All figures audited	2003	2002	2001	2000	1999
Operating profit before provisions	399.9	294.7	294.7	327.1	203.6
Provisions for losses	(21.7)	(186.6)	(137.6)	(174.3)	(160.9)
Net profit /(loss)	378.2	108.1	157.2	152.8	42.7
Paid-in capital	5,197	5,197	5,197	5,186	5,163
Total assets	22,045	20,112	20,947	21,290	19,595

- Profit after provisions of €378.2 million, compared with €108.1 million for 2002. Results include a credit of €10.3 million on non-qualifying hedges (2002: charge of €38.3 million). This accounting adjustment does not reflect the underlying economic performance of the Bank during the year.
- Net profit from Banking operations €311.9 million vs €181.7 million in 2002.
- Net profit from Treasury operations €66.3 million vs net loss of €73.6 million in 2002.
- Total provisioning charges (general portfolio and specific) €21.7 million vs €186.6 million in 2002.
- At year-end, provisions for Banking operations stood at €1.1 billion, or 12.1 per cent of disbursed outstanding loans and share investments, compared with €1.2 billion, or 13.3 per cent, at year-end 2002.
- Reserves €989.6 million vs €661.1 million at year-end 2002.
- General administrative expenses fell 8 per cent to €187 million or, in sterling terms, by 4 per cent to £123.6 million. Factors included continuing budgetary discipline and a £5.4 million credit relating to surrender of a sublease of the London headquarters and a £2.5 million reduction in rent costs following renegotiation of the headquarters lease. (Net general administrative expenses, after deferral of direct costs related to loan origination and commitment maintenance, fell 10.5 per cent to €141.8 million.)

Operational highlights

€ million – All figures audited	2003	2002	2001	2000	1999
Annual business volume	3,721	3,899	3,656	2,673	2,162
Net cumulative business volume	22,668	21,647	20,219	16,553	13,745
Total project value	68,490	69,163	67,765	58,502	47,709
Portfolio	14,766	14,576	14,160	12,218	10,835
Operating assets (excluding fair value adjustments)	9,102	9,102	8,838	7,563	6,955
Annual gross disbursements	2,105	2,419	2,442	1,464	1,421

Note: Figures for 1999-2002 are as reported for those years. They do not reflect subsequent changes due to exchange rates, cancellations, syndications or restructuring. Portfolio is net disbursements plus undrawn commitments of the Bank. Operating assets are net disbursements.

- €3.72 billion of new business volume, including 119 projects – cumulative total tops 1,000 for first time.
- €2.10 billion of disbursements (2002: €2.42 billion).
- Weakening of the US dollar against the euro reduced various reported values. Based on the rate of $1.05 at the start of the year, for example, 2003 business volume would have been €3.9 billion, the portfolio €15.9 billion, operating assets € 9.8 billion and gross disbursements €2.3 billion.
- Geographic distribution: €1.17 billion committed to advanced transition countries (2002: €1.27 billion); €1.45 billion to early and intermediate countries (2002: €1.35 billion); and €1.1 billion to Russia (2002: €1.29 billion). At the $1.05 exchange rate, the 2003 figures would have been €1.17 billion to advanced countries, €1.54 billion to early and intermediate countries, and €1.25 billion to Russia.
- €5.7 billion of the portfolio is now in advanced transition countries (same as in 2002); €5.7 billion in the early and intermediate countries (same as in 2002); and €3.3 billion in Russia (€3.1 billion in 2002).
- 79 per cent of 2003 annual business volume was in the private sector (vs 71 per cent in 2002).
- In 2003 the Board of Directors approved €4.0 billion of deals, including some not yet signed.
- Average project size down 18 per cent to €31 million. Four €100+ million projects (2002: six).
- Largest transaction in 2003: Russia Road Reform II (€230 million).
- €413 million of environment-related investment, including a waste-water treatment project in Wroclaw, Poland, and an operation to improve energy efficiency at Uralkaly, Russia's largest potassium producer.
- With the Dutch government established one of Europe's first carbon trading funds.
- Made nearly 200,000 loans amounting to €956 million through lending programmes for micro and small enterprises. MSE programme has now provided more than 450,000 loans in total, worth €2.47 billion.
- Donors led by EU, US, Japan, Netherlands and Canada contributed €73 million for technical cooperation activities.

EBRD commitments by country 2003

	2003			Cumulative		
	Number of signed projects	*Commitments € million*	*% of total EBRD investments*	*Number of signed projects*	*Commitments € million*	*% of total EBRD investments*
Russia	27	1,100	29.6	171	5,174	22.8
Poland	10	315	8.5	129	2,843	12.5
Romania	14	385	10.3	75	2,361	10.4
Hungary	6	379	10.2	66	1,526	6.7
Ukraine	6	116	3.1	58	1,279	5.6
Croatia	5	125	3.3	51	1,232	5.4
Slovak Republic	1	138	3.7	38	1,012	4.5
Czech Republic	4	82	2.2	41	916	4.0
Kazakhstan	6	264	7.1	32	872	3.8
Bulgaria	8	240	6.5	46	848	3.7
Uzbekistan	2	26	0.7	21	527	2.3
Serbia and Montenegro	9	149	4.0	24	509	2.2
Slovenia	1	44	1.2	26	506	2.2
Estonia	1	26	0.7	42	451	2.0
Lithuania	1	16	0.4	27	393	1.7
Latvia	1	45	1.2	24	332	1.5
FYR Macedonia	3	102	2.7	20	307	1.4
Azerbaijan	3	25	0.7	16	280	1.2
Bosnia & Herzegovina	2	36	1.0	19	259	1.1
Georgia	3	17	0.4	20	185	0.8
Albania	2	47	1.3	15	170	0.8
Moldova	1	15	0.4	20	162	0.7
Belarus	1	19	0.5	7	158	0.7
Turkmenistan	0	1	0.0	5	125	0.6
Kyrgyz Republic	2	2	0.1	14	123	0.5
Armenia	0	5	0.1	6	90	0.4
Tajikistan	0	3	0.1	6	29	0.1
Total	**119**	**3,722**	**100**	**1,019**	**22,669**	**100**

Note: Financing for regional projects has been allocated to the relevant countries. Table refers to projects signed, but not yet necessarily disbursed, by the EBRD. Sub-projects signed under framework agreements are counted as fractional numbers.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Notes to editors:

The balance sheet and profit-and-loss account are available upon request. Where applicable, the following euro exchange rates, as of 31 December 2003, were used in the preparation of the financial statements: £0.7077, US$1.2599 and Y134.6959.

The EBRD classifies its countries of operations by their progress in transition towards a market economy (Russia is treated separately):

- *Early/Intermediate:* Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Serbia and Montenegro, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.
- *Advanced:* Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, and Slovenia.

The EBRD's Annual Meeting will be held in London, 18-19 April. *Visit the EBRD's website at:* www.ebrd.com

EUROPEAN BANK
for Reconstruction and Development

Income statement and balance sheet

for the year ended

31 December 2003

Income statement

For the year ended 31 December 2003

	Year to 31 December 2003	Year to 31 December 2002
	€ million	€ million
Interest and similar income		
From loans	**297.4**	356.0
From fixed-income debt securities and other interest	**219.6**	259.5
Interest expenses and similar charges	**(199.5)**	(303.1)
Net interest income	**317.5**	312.4
Dividend income from share investments	**52.2**	35.9
Net fee and commission income	**8.9**	11.2
Financial operations		
Net profit on sale of share investments	**155.9**	140.0
Net profit on dealing activities and foreign exchange	**13.1**	10.6
Fair value movement on non-qualifying hedges	**10.3**	(38.3)
Operating income	**557.9**	471.8
General administrative expenses	**(141.8)**	(158.5)
Depreciation	**(16.2)**	(18.6)
Operating profit before provisions	**399.9**	294.7
Provisions for impairment	**(21.7)**	(186.6)
Net profit for the year	**378.2**	108.1

Balance sheet

At 31 December 2003

		31 December 2003		31 December 2002
	€ million	**€ million**	€ million	€ million
Assets				
Placements with and advances to credit institutions	**2,164.8**		990.2	
Collateralised placements	**1,464.6**		2,932.5	
Debt securities	**5,971.1**		5,197.1	
		9,600.5		9,119.8
Other assets		**3,203.6**		1,431.6
Loans and share investments				
Loans	**6,803.4**		6,823.9	
Share investments	**2,611.2**		2,619.6	
Less: Provisions for impairment	**(1,058.4)**		(1,174.0)	
		8,356.2		8,269.5
Property, technology and office equipment		**37.5**		43.6
Paid-in capital receivable		**847.5**		1,247.7
Total assets		**22,045.3**		20,112.2
Liabilities				
Borrowings				
Amounts owed to credit institutions	**1,111.9**		599.9	
Debts evidenced by certificates	**13,111.2**		12,761.8	
		14,223.1		13,361.7
Other liabilities		**1,635.9**		892.7
Total liabilities		**15,859.0**		14,254.4
Members' equity				
Subscribed capital	**19,789.5**		19,789.5	
Callable capital	**(14,592.8)**		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and profit for the year		**989.6**		661.1
Total members' equity		**6,186.3**		5,857.8
Total liabilities and members' equity		**22,045.3**		20,112.2
Memorandum items				
Undrawn commitments		**5,664.9**		5,474.0